Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

July 15, 2009

Raj Rajan

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Health Care Services

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:

Tranquility, Inc.

Form 10-K/A for the Fiscal Year Ended December 31, 2008 and

Supplemental Response filed June 29, 2009

File No. 000-51413

Dear Mr. Rajan:

Please be advised that our law firm serves as legal counsel to Tranquility, Inc., a Delaware corporation (the “Company”).

We are writing to inform you that the Company is in receipt of your comment letter dated July 9, 2009 (the “Comment Letter”).  The Company is in the process of addressing the comments set forth in the Comment Letter; in an effort to appropriately respond to the Comment Letter, the Company has engaged Lake & Associates CPA’s LLC to audit the financial periods from August 20, 1997 (inception) through 12/31/2006.  Given the timing of the Comment Letter, the nature of the comments, and the extent of the Company’s response, we do not anticipate that we will be able to meet the specified response deadline of July 19, 2009.  We anticipate that the auditor will have completed their audit and we will be able to respond to all of the comments and file our Form 10-K/A, on or before August 10, 2009.  Accordingly, we respectfully request an extension until August 10, 2009 in which to submit our responses and Form 10-K/A.

Thank you for your time and assistance with this matter.  Please feel free to contact me if you have any questions regarding the foregoing.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Jonathan H. Sargent, Esq.